UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)


                       Endeavour International Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    29259G101
                                 (CUSIP Number)

                                January 24, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  29259G101
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.               Smedvig QIF Plc

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization
      Ireland
--------------------------------------------------------------------------------
                        5.    Sole Voting Power
                              20,725,807 (See Item 4 of Schedule 13G)
Number of         --------------------------------------------------------------
Shares                  6.    Shared Voting Power
Beneficially                  0
Owned by          --------------------------------------------------------------
Each                    7.    Sole Dispositive Power
Reporting                     20,725,807 (See Item 4 of Schedule 13G)
Person With       --------------------------------------------------------------
                        8.    Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            20,725,807 (See Item 4 of Schedule 13G)
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                     |_|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
            14.3% (See Item 4 of Schedule 13G)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)           OO

--------------------------------------------------------------------------------


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



CUSIP No.  29259G101
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.               Smedvig Asset Allocation AS

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization
      Norway
--------------------------------------------------------------------------------
                        5.    Sole Voting Power
                              20,725,807 (See Item 4 of Schedule 13G)
Number of         --------------------------------------------------------------
Shares                  6.    Shared Voting Power
Beneficially                  0
Owned by          --------------------------------------------------------------
Each                    7.    Sole Dispositive Power
Reporting                     20,725,807 (See Item 4 of Schedule 13G)
Person With       --------------------------------------------------------------
                        8.    Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            20,725,807 (See Item 4 of Schedule 13G)
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                     |_|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
            14.3% (See Item 4 of Schedule 13G)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)           OO

--------------------------------------------------------------------------------

CUSIP No. 29259G101
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.               John Thore Olsen

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization
      Norway
--------------------------------------------------------------------------------
                        5.    Sole Voting Power
                              20,725,807 (See Item 4 of Schedule 13G)
Number of         --------------------------------------------------------------
Shares                  6.    Shared Voting Power
Beneficially                  0
Owned by          --------------------------------------------------------------
Each                    7.    Sole Dispositive Power
Reporting                     20,725,807 (See Item 4 of Schedule 13G)
Person With       --------------------------------------------------------------
                        8.    Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            20,725,807 (See Item 4 of Schedule 13G)
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                     |_|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
            14.3% (See Item 4 of Schedule 13G)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)           IN

--------------------------------------------------------------------------------



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



ITEM 1.

      (A)   NAME OF ISSUER:
                  Endeavor International Corporation (the "Issuer")

      (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1000 Main Street,
                  Suite 3300, Houston, TX 77002

ITEM 2.

      (A)   NAME OF PERSONS FILING:

            This statement is being filed by each of:

                  Smedvig QIF Plc (the "QIF")
                  Smedvig Asset Allocation AS ("SAA")
                  John Thore Olsen ("JTO")

      The QIF is an Irish Qualifying investment fund. SAA is the investment manager for the QIF and is regulated by the Norwegian FSA. JTO serves as the Chief Executive Officer and Chief Investment Officer of SAA.

      The QIF, SAA, and JTO are referred to herein collectively as the "Reporting Persons."

      An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 99.1.

      (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            QIF: 39/40 Upper Mount Street, Dublin 2, Ireland

            SAA: L0kkeveien 103, PO Box 900, 4004 Stavanger, Norway

            JTO: Dynjarvegen 20, 4352 Kleppe, Norway

      (C)   CITIZENSHIP:

            The response of the Reporting Persons to Row 4 in each of their respective cover pages are incorporated herein by reference.

      (D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.001 per share (the "Common Stock")



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



      (E)   CUSIP NUMBER:

            29259G101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
      (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under section 8 of the
      Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   |_|   An investment adviser in accordance with ss.240.13d-1(b)(1)
      (ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
      ss.240.13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
      ss.240.13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings associations as defined in Section 3(b) of the
      Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   |_|   A church plan that is excluded from the definition of an
      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      Not Applicable

ITEM 4.     OWNERSHIP

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages are incorporated herein by reference.

As of April 10, 2008, the QIF and, by reason of SAA being the QIF's investment manager and JTO serving as its chief investment officer, SAA and JTO as well, had sole beneficial ownership of an aggregate of 20,725,807 shares of Common Stock, composed of (x) 17,680,752 shares of Common Stock issuable upon the conversion of 11.5% Guarantee Convertible Bonds Due 2014 (the "Bonds") and
(y) 3,045,055 shares of outstanding Common Stock. As of such date, such aggregate amount shares beneficially owned represented approximately 14.3% of the shares of Common stock outstanding, determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of March 7, 2008, as reported in the Company's Form 10-K for the fiscal year ended December 31, 2007 and filed March 14, 2008 (127,540,358 shares), plus the shares issuable to the QIF upon conversion the Bonds, as set forth above).

As of January 24, 2008, the QIF and, by reason of SAA being the QIF's investment manager and JTO serving as its chief investment officer, SAA and JTO as well, had sole beneficial ownership of an aggregate of 16,949,152 shares of Common Stock, composed of 16,949,152 shares of Common Stock issuable upon the conversion of the Bonds. As of such date, such aggregate amount shares beneficially owned represented approximately 11.8 % of the shares of Common stock outstanding, determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of November 6, 2007, as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2007 and filed November 6, 2007 (126,582,966 shares), plus the shares issuable to the QIF upon conversion the Bonds, as set forth above).

The Bonds were issued by Endeavour Energy Luxembourg sarl ("LuxCo"), and are guaranteed by LuxCo's parent, the Issuer (also, the "Guarantor"), and are convertible into shares of Common Stock of the Issuer.

The Bonds bear interest at a rate of 11.5% per annum which is capitalized quarterly on March 17, June 17, September 17 and December 17 of each year, commencing on March 17, 2008. The Bonds cease to bear interest from January 18, 2012 if by such date the weighted average closing price of the Common Stock during 10 consecutive business days in a period of 20 consecutive business days prior to January 18, 2012 is over U.S.$6.00 per share of Common Stock (taking into account any adjustments for amalgamations, consolidations or reverse stock splits with respect to the Common Stock).

At the option of the holders thereof, the Bonds may be converted at the principal amount thereof together with accrued interest capitalized to the conversion date into shares of Common Stock at the conversion price. Such conversion right commences on the day falling one month after January 24, 2008 and expires 15 business days prior to January 18, 2014. The number of shares of Common Stock which shall be delivered upon conversion per U.S.$ principal amount of the Bonds is determined by dividing the outstanding principal amount of the Bond (including capitalized interest) by the conversion price then in effect.

The initial conversion price for the Bonds is $2.36. The initial conversion price is subject to adjustments, calculated by the Guarantor in the event of (a) dividends or other distributions to all holders of outstanding Common Stock, (b) stock splits and (c) issue of rights or warrants to all holders of outstanding

Common Stock to subscribe for or purchase shares at a price less than the market price or the issue of Common Stock at a price below $2.36.

The Guarantor can convert the Bonds if less than 15% of the outstanding principal amount is outstanding.

Bondholders holding at least 25% of the Bonds have a put right on January 24, 2012, if the weighted average closing price for a share of Common Stock for the 30 days ending prior to such date is less than $2.36. LuxCo must redeem the Bonds at their outstanding principal amount (which includes the capitalized interest). If holders of the Bonds do not exercise such put right, then the conversion price will be reset to the market price for a share of Common Stock if it is lower than the conversion price on such date.

Each holder of a Bond has a put right upon a change of control and LuxCo is required to redeem the Bonds at a Change of Control Redemption Price, which is the greater of (a) number of shares that bondholder would have received if it had exercised its conversion rights multiplied by the price of the Common Stock tendered in the change of control and (b) an amount equal to the greater of: (i) 115% of the outstanding principal amount (including capitalized interest) and
(ii) an amount sufficient to generate a 15% pre-tax annual IRR on such Bonds.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

      Not Applicable

ITEM 10.    CERTIFICATION

(b) By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




























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



                                    Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008


                                SMEDVIG QIF PLC

                                By:  /s/  John Thore Olsen
                                    -------------------------------
                                    Name:  John Thore Olsen
                                    Title: Chief Executive Officer and
                                           Chief Investment Officer of
                                           Smedvig Asset Allocation AS as
                                           Investment Manager of Smedvig QIF Plc


                              SMEDVIG ASSET ALLOCATION AS

                                By:  /s/  John Thore Olsen
                                    -------------------------------
                                    Name:  John Thore Olsen
                                    Title: Chief Executive Officer and
                                           Chief Investment Officer


                                 /s/  John Thore Olsen
                              -------------------------------------
                              John Thore Olsen

















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




                                  EXHIBIT INDEX



Exhibit           Description
-------           -----------

Exhibit A         Joint Filing Agreement






























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